Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated January 9, 2012

Relating to Preliminary Prospectus Supplement dated January 9, 2012

Registration Statement No. 333-171697

ENERGY TRANSFER PARTNERS, L.P.

5.20% Senior Notes due 2022

6.50% Senior Notes due 2042

Pricing Term Sheet

Issuer:	Energy Transfer Partners, L.P.

Ratings*:	Moody’s: Baa3 (Negative) S&P: BBB- (Negative) Fitch: BBB- (Negative)

Security Type:	Senior Unsecured Notes

Minimum Denomination/Multiple:	$2,000 x $1,000

Pricing Date:	January 9, 2012

Settlement Date**:	January 17, 2012

Use of Proceeds:	To fund the cash portion of the purchase price of the Citrus Acquisition and for general partnership purposes.

	5.20% Senior Notes due 2022	6.50% Senior Notes due 2042

Maturity Date:	February 1, 2022	February 1, 2042

Principal Amount:	$1,000,000,000	$1,000,000,000

Benchmark Treasury:	2.00% due November 15, 2021	3.75% due August 15, 2041

Benchmark Yield:	1.981%	3.027%

Spread to Benchmark:	+325 bps	+350 bps

Yield to Maturity:	5.231%	6.527%

Coupon:	5.20%	6.50%

Public Offering Price:	99.758%	99.642%

Underwriting Discount:	0.65%	0.875%

Net Proceeds to Issuer (after underwriting fees):	$991,080,000	$987,670,000

Optional Redemption:

Make-Whole Call:	T + 50 bps prior to November 1, 2021	T + 50 bps prior to August 1, 2041

Call at Par:	On or after November 1, 2021	On or after August 1, 2041

Special Event Call:

The offering of the notes will be consummated prior to the closing of the Citrus Acquisition. If we do not consummate the Citrus Acquisition on or before April 17, 2012, or the Citrus Merger Agreement is terminated at any time on or before such time, we must redeem the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Interest Payment Period:	Semi-Annually	Semi-Annually

Interest Payment Dates:	February 1 and August 1 beginning August 1, 2012	February 1 and August 1 beginning August 1, 2012

CUSIP / ISIN:	29273RAQ2 / US29273RAQ20	29273RAR0 / US29273RAR03

Joint Bookrunning Managers:	J.P. Morgan Securities LLC UBS Securities LLC Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BNP Paribas Securities Corp.

RBS Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

DnB NOR Capital Markets

U.S. Bancorp Investments, Inc.

PNC Capital Markets

Revised Capitalization Disclosure:

In the As Further Adjusted column of the capitalization table on page S-20 of the preliminary prospectus supplement relating to the offering of the notes, Cash and cash equivalents is $2,794,215, Unamortized discounts and other is $(8,366), Total long-term debt is $8,661,634 and Total capitalization is $16,246,037. (All amounts in thousands)

* Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

** We expect delivery of the notes will be made against payment therefor on or about January 17, 2012, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; UBS Securities LLC, 299 Park Avenue, New York, New York 10171, Telephone: (877) 827-6444, extension 561 3884; Credit Suisse Securities (USA) LLC, 11 Madison Ave, New York, NY 10010, Telephone: 1-800-221-1037; and Wells Fargo Securities, LLC, 1525 West W.T. Harris Blvd., NC0675, Charlotte, North Carolina 28262, Attn: Capital Markets Client Support, Telephone: 1-800-326-5897 or emailing; cmclientsupport@wellsfargo.com.